FILE NO. 82-34855

05006813

SEC MAIL PROCESSING
RECEIVED
MAR 2 4 2005
WASH. D.C. 202 SECTION

To:

U.S. Securities and Exchange Commission

Office of International Corporate Finance

Mail Stop 3-2

450 5th Street NW

Washington, DC 20549

SUPPL

Ref: Rule 12g3-2(b) exemption: submission of information

March 16, 2005

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. hereby encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

Best regards,

PROCESSED
MAR 2 9 2005
THOMSON
FINANCIAL

Luís D'Eça Pinheiro

Corporate & Investor Relations

Material event

Briso

FILE 82-34855

RECEIVED MAR 2 4 2005

Brisa holds 50% of AEA ATLÂNTICO

11/INST/DRICS/05
16th March 2005

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

BRISA – Auto-Estradas de Portugal, S.A. ("Brisa") hereby announces that following a promissory contract entered by and between its subsidiary Via Oeste, SGPS, S.A. ("Via Oeste") and Auto-Estradas do Oeste – Concessões Rodoviárias de Portugal, S.A. ("AEO"), Brisa and the remaining indirect shareholders of Auto-Estradas do Atlântico – Concessões Rodoviárias de Portugal, S.A. ("AEA") namely - Lena Engenharia e Construções, S.A. ("Lena"), MSF – Moniz da Maia, Serra & Fortunato – Empreiteiros, S.A. ("MSF"), Novopca – Construtores Associados, S.A. ("Novopca") and Somague Itinere – Concessões de Infraestruturas, S.A. ("Somague/Sacyr") – agreed on Brisa's purchase of an indirect stake corresponding to 40% of the share capital and voting rights of AEA.

Corporate and Investor Relations Manager
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G.Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

The transaction is subject to the approval of relevant authorities (namely, the Portuguese Government, the Competition Authority and AEA's financing banks).

Following the approval of this transaction, Brisa - through Via Oeste – will hold 50% of the share capital and voting rights of AEA. The remaining 50% are owned by AEO, an holding company owned in equal stakes by, Lena, MSF, Novopca and Somague/Sacyr.

Brisa's investment in the 40% equity stake amounts to 107 million Euros.

Pursuant to the above mentioned agreement, Brisa further agreed to sell to SMLN – Concessões Rodoviárias de Portugal, S.A. ("SMLN") – the share capital of which is fully held by companies belonging to the same economic groups as Lena, MSF, Novopca and Somague/Sacyr – a stake corresponding to approximately 10% of the share capital and voting rights of Brisal – Auto-Estradas do Litoral, S.A. ("Brisal"), concessionaire of the A17 – Litoral Centro motorway.

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000